Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of NanoVibronix, Inc. on Form S-3 of our report dated May 20, 2020, which includes an explanatory paragraph as to the Company’s ability to go as a going concern, with respect to our audits of the consolidated financial statements of NanoVibronix, Inc. and Subsidiaries as of December 31, 2019 and 2018 and for each of the two years in the period ended December 31, 2019, appearing in the Annual Report on Form 10-K of NanoVibronix, Inc. for the year ended December 31, 2019. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum llp

Marcum llp
New York, NY
December 10, 2020